UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

CTI GROUP (HOLDINGS) INC.
(Name of Subject Company)

NEW ACQUISITIONS CORPORATION
(Offeror)

ENGHOUSE SYSTEMS LIMITED
(Parent of Offeror)
(Names of Filing Persons)

CLASS A COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

126431105
(Cusip Number of Class of Securities)

General Counsel

Enghouse Systems Limited

Suite 800, 80 Tiverton Court

Markham, Ontario, Canada, L3R 0G4

(905) 946-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Christopher J. Cummings Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, N.Y. 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$22,500,000	$2,265.75

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by CTI Group (Holdings) Inc. (“CTI”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by adding (i) 29,880,261 issued and outstanding Shares (as defined below), multiplied by the offer price of $0.61 per shares (the “Offer Price”), (ii) 4,510,921 Shares issuable pursuant to outstanding options with an exercise price less than the Offer Price, multiplied by the Offer Price minus the exercise price of each such option, (iii) 1,392,253 Shares reserved for issuance upon settlement of outstanding restricted stock units, multiplied by the Offer Price, and (iv) 1,040,140 Shares issuable pursuant to outstanding warrants with an exercise price less than the Offer Price, multiplied by the Offer Price minus the exercise price of each such warrant. The foregoing figures have been provided by the issuer to the offerors and are as of October 11, 2015, the most recent practicable date.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.00010070.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2.265.75	Filing Party: Enghouse Systems Limited and New Acquisitions Corporation
Form or Registration No.: Schedule TO	Date Filed: November 4, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Enghouse Systems Limited, an Ontario corporation (“Enghouse”), and New Acquisitions Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Enghouse, with the Securities and Exchange Commission on November 4, 2015 (the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the shares of Class A Common Stock, par value $0.01 per share (the “Shares”), of CTI Group (Holdings) Inc., a Delaware corporation (“CTI”), that are issued and outstanding at a price of $0.61 per Share, in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 4, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 as reflected below.

Items 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

At 9:00 a.m., New York City time, on Friday, December 4, 2015 (the “Expiration Date”), the Offer expired as scheduled and was not extended. Purchaser was advised by American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), that, as of the Expiration Date, a total of 25,668,619 Shares were validly tendered into and not withdrawn from the Offer, representing approximately 79% of the currently outstanding Shares on a fully diluted basis. In addition, the Depositary advised that Notices of Guaranteed Delivery have been delivered with respect to 244,960 additional Shares.

The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for all Shares validly tendered into and not validly withdrawn from the Offer.

Pursuant to the Merger Agreement, as promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser will merge with and into CTI (the “Merger”), with CTI continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Enghouse. At the effective time of the Merger (the “Effective Time”), each Share then outstanding (other than Shares that are held by any stockholders who properly demand appraisal in connection with the Merger as described in Section 17—“Certain Legal Matters; Regulatory Approvals—Appraisal Rights” of the Offer to Purchase) will be converted into the right to receive the Offer Price, without interest, less any applicable withholding taxes, except for Shares then owned by Enghouse or Purchaser and Shares held in treasury of CTI or by any of its wholly owned subsidiaries, which Shares will be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2015

ENGHOUSE SYSTEMS LIMITED

By:	/s/ Steve Sadler
Name: Steve Sadler
Title: Chairman and Chief Executive Officer

NEW ACQUISITIONS CORPORATION

By:	/s/ Steve Sadler
Name: Steve Sadler
Title: Director and President

EXHIBIT INDEX

Index No.

(a)(1)(i) *	Offer to Purchase, dated November 4, 2015.

(a)(1)(ii) *	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii) *	Form of Notice of Guaranteed Delivery.

(a)(5)(i) *	Joint Press Release issued by Enghouse and CTI, dated October 19, 2015 (incorporated by reference to the Schedule TO-C filed by Enghouse with the Securities and Exchange Commission on October 20, 2015).

(a)(5)(ii) *	Press Release issued by Enghouse, dated November 4, 2015.

(d)(1) *	Agreement and Plan of Merger, dated October 18, 2015, by and among CTI, Enghouse and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by CTI with the Securities and Exchange Commission on October 19, 2015).

(d)(2) *	Confidentiality Agreement, dated May 29, 2015, between Enghouse and Cherry Tree & Associates LLC.

(d)(3) *	Form of Tender Support Agreement, dated October 18, 2015, by and among Enghouse, Purchaser and certain stockholders of CTI (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by CTI with the Securities and Exchange Commission on October 19, 2015).

(d)(4)*	Letter Agreement, dated October 30, 2015, by and between CTI, Enghouse and Nathan Habegger (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by CTI with the SEC on November 3, 2015).

(g)	Not applicable.

(h)	Not applicable.

_______________

* Previously filed.